

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Ken Ho
Chairman
Primech Holdings Pte. Ltd.
23 Ubi Crescent
Singapore 408579

> **Re: Primech Holdings Pte. Ltd.**
> **Amendment No. 9 to Registration Statement on Form F-1**
> **Filed August 18, 2022**
> **File No. 333-264036**

Dear Ken Ho:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2023 letter.

Amendment No. 9 to Registration Statement on Form F-1 filed August 18, 2023

Industry Overview, page 58

1. Please update the tables on pages 60, 61 and 62 to include comparable information for the periods presented through the completion of your most recent fiscal year ending March 31, 2023, to the extent possible.

Item 8. Exhibits., page II-2

2. Please have counsel revise exhibit 5.1 to opine on the resale shares to be offered by your resale prospectus included in your registration statement. Additionally, state the number of each of the new ordinary shares and resale shares, respectively, being opined on in connection with the legal opinion.

Ken Ho
Primech Holdings Pte. Ltd.
August 29, 2023
Page 2

   You may contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick